EXHIBIT 1

June 17, 2003

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX  -  ERF.un

NYSE  -  ERF

ENERPLUS COMMENTS ON NON-RESIDENT OWNERSHIP
AND MUTUAL FUND TRUST STATUS

Enerplus Resources Fund (“Enerplus” or the “Fund”) is providing additional information for investors regarding the non-resident ownership and mutual fund trust status of Enerplus in response to similar announcements by other Canadian income trusts and increasing inquiries from unitholders and potential investors.  Since its listing on the New York Stock Exchange in November of 2000, Enerplus has seen increased interest in its trust units, both in terms of trading volumes and level of ownership by persons who are not residents of Canada.

As a result of the current structure and assets of the Fund and under Canadian tax laws, Enerplus is not subject to certain provisions of the Income Tax Act (Canada) (the “Tax Act”) which require a mutual fund trust not to be maintained primarily for the benefit of non-residents of Canada, within the meaning of the Tax Act.  As a result, Enerplus’ trust indenture (which is its governing document) does not have a specific limit on the percentage of trust units that may be owned by non-residents.  Accordingly, the Fund is not required to implement unitholder residency declarations and any related trading restrictions on non-residents of Canada.

As announced on March 7, 2003, Enerplus implemented provisions in its trust indenture to allow the Enerplus board of directors to adopt non-resident ownership constraints if required in order to ensure that the Fund maintains its mutual fund trust status should circumstances change in the future.

Should such a situation occur and Enerplus is unsuccessful in mitigating these circumstances, the directors could impose a specific limit on the number of Enerplus trust units that could be beneficially owned by non-residents of Canada, similar to the non-resident ownership restrictions in place for other income funds and royalty trusts in Canada. Steps could be taken to ensure that no additional trust units are issued or transferred to non-residents, including limiting or suspending the trading of Enerplus trust units on the New York Stock Exchange. If it is necessary to reduce the level of non-resident ownership below a certain level, non-residents (generally chosen in the inverse order of acquisition of the trust units) may be required to sell all or a portion of their trust units.  In these circumstances, the Enerplus trust units would continue to trade on the Toronto Stock Exchange and non-residents of Canada would continue to be able to sell their trust units on that Exchange.

Enerplus has not currently implemented any non-resident ownership or trading restrictions. Enerplus intends to continue to take all necessary measures, including monitoring the level of non-resident trust unit ownership, in order to ensure the Fund continues to qualify as a mutual fund trust under the Tax Act.

Additional information relating to the non-resident provisions contained in Enerplus’ trust indenture and the risks associated with a loss of the Fund’s mutual fund trust status is contained in Enerplus’ Annual Information Form dated May 16, 2003. A copy of this document is available on Enerplus’ website at www.enerplus.com under “Investor Information - Reports”.

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2002 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay

Senior Vice-President, Capital Markets